Apollo Hospitals
CHENNAI
touching lives

Date: October 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-030[redacted]

07028123

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the disclosures as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of allotment of equity shares of the Company to Apax Mauritius FDI One Limited under preferential allotment basis. Copy of the disclosures received from Apax Mauritius FDI One Limited is also enclosed for your reference.

Please take this on record.

Thanking you,

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (1) and (6)

Regulation 13(1) – Details of acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No.and percentage of shares /voting rights acquired	Date of receipt of allotment /advice. Date of acquisition(specify)	Date of intimation to Company	Mode of acquisition (market purchase/public/rights /preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No.of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Apax Mauritius FDI One Limited 10, Frere Felix De Valois Street, Port Louis, Mauritius	Nil	7,047,119 Equity shares, 11.41% * of the equity share capital of the Company	26th October 2007	October 28, 2007	Preferential Allotment	7,047,119 Equity shares, 11.41% * of the equity share capital of the Company	N.A.	N.A.	7,047,119	INR 4264,000,294

* Assuming 30,99,157 warrants issued by the Company to the promoters are converting into equity shares

Signature : [signature]
Name of the Authorized Signatory : S.K. VENKATARAMAN
Designation : CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Place : Chennai
Date : 29th October 2007

Format for informing details of acquisition to Stock Exchanges by target company , in terms of Regulation 7(3)

Name of Target company : APOLLO HOSPITALS ENTERPRISE LIMITED

Date of reporting	29th October 2007				
Name of Stock exchanges where shares of reporting company are listed.	(i) National Stock Exchange of India Limited (ii) Bombay Stock Exchange Limited				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer.	Mode of acquisition (market purchases/ inter-se transfer/public/ rights/ preferential offer etc.)	No & % of shares /voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/Voting Rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of No. & % of shares/Voting Rights)
(A)	(B)	(C)	(D)	(E)	(F)
Apax Mauritius FDI One Limited 10, Frere Felix De Valois Street, Port Louis, Mauritius	26th October 2007	Preferential Allotment	7,047,119 Equity shares of Rs.10/- each, 11.41% * of the equity share capital	Nil	7,047,119 Equity shares of Rs.10/- each, 11.41% * of the equity share capital

* Assuming 30,99,157 warrants issued by the Company to the promoters are converting into equity shares

Signature : S.K. Venkataraman
Name of the Authorized Signatory : S.K. VENKATARAMAN
Designation : CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Place : Chennai
Date : 29th October 2007

Apax Mauritius FDI One Limited

October 28, 2007

To,

1. Mr. S. K. Venkataraman,
CFO and Company Secretary,
Apollo Hospitals Enterprise Limited,
Ali Tower, III Floor,
No. 55 Greams Road,
Chennai - 600 006
Fax: +91 44 28290956 / 28292664

2. Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai-400001
Fax: +91 22-22723121/ 1919/ 3027/ 2039/ 2061/ 2041

3. National Stock Exchange of India Limited
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai-400051
Fax: +91 22-26598237 / 38

Sub: Disclosures under the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

We, Apax Mauritius FDI One Limited, wish to inform you of the preferential allotment of 7,047,119 equity shares of Apollo Hospitals Enterprise Limited, constituting 11.41 % of the issued and outstanding equity share capital (assuming 30,99,157 warrants issued by the Company to the promoters are converting into equity shares), to us on October 26, 2007, the details of which are as attached in the Annexure hereto, which is in the format prescribed under Regulation 7(1) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Yours faithfully,
For Apax Mauritius FDI One Limited

Balasoupramanien

Pamela Balasoupramanien
(Authorised Signatory)

Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	Apollo Hospitals Enterprise Limited	
Name of the acquirer and PAC with the acquirer	Apax Mauritius FDI One Limited	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	Nil	Nil
b) Shares/ voting rights acquired	7,047,119	11.41 %*
c) Shares / VR after acquisition	7,047,119	11.41 %*
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ inerse transfer etc).	Preferential Allotment	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	October 26, 2007	
Paid up capital/ total voting capital of the target company before the said acquisition	* Rs. 54,73,77,400/- (Rupees Fifty Four Crores Seventy Three Lakhs Seventy Seven Thousand Four Hundred only)	
Paid up capital/ total voting capital of the target company after the said acquisition	* Rs. 61,78,48,590 /- (Rupees Sixty One Crores Seventy Eight Lakhs Forty Eight Thousand Five Hundred and Ninety only)	

- Assuming 30,99,157 warrants issued by the Company to the promoters are converting into equity shares

Registered Office: 10, Frere Felix de Valois Street, Port Louis, Mauritius
Tel. (230) 202 3000 Fax: (230) 212 5265

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Pamela Balasoupramanien

Signature of the acquirer/ Authorised Signatory

Place : Mauritius

Date : October 28, 2007

Registered Office: 10, Frere Félix de Valois Street, Port Louis, Mauritius
Tel: (230) 202 3000 Fax: (230) 212 5265

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (1) and (6)]*

Regulation 13 (1) – Details of acquisition of 5% or more shares in a listed company

Name & Address of Shareholders	Shareholding prior to acquisition/ sale	Number and Percentage of shares / voting rights acquired/sold	Date of receipt of allotment/ advice. Date of acquisition (specify)	Date of intimation to Company	Mode of acquisition on (market purchase/ public/ rights/ preferential offer etc.)	Shareholding subsequent to acquisition	Trading Member through whom the trade was executed with SEBI Registration No. of the TM	Exchange On which the trade was executed	Buy Quantity	Buy value
Apax Mauritius FDI One Limited 10, Frere Felix De Valois Street, Port Louis, Mauritius	Nil	7,047,119 shares amounting to 11.41% * of the equity share capital of the Company were acquired	The intimation of allotment was received on October 26, 2007.	October 28, 2007	Preferential Allotment	7,047,119 shares amounting to 11.41% * of the equity share capital of the Company	N.A.	N.A.	7,047,119	INR 4264,000,294

* Assuming 30,99,157 warrants issued by the Company to the promoters are converting into equity shares

END